UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oaktree Capital Group, LLC
(Name of Issuer)

Class A Units, no par value
(Title of Class of Securities)

674001201
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x]           Rule 13d-1(b)

 [  ]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 0 units
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 0 units
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 units
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 0 units
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 0 units
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 units
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 0 units
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 0 units
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 units
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 0 units
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 0 units
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 units
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 0 units
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 0 units
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 units
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) HC

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 (the “Amendment”) to Schedule 13G relating to Class A Units, no par value (“Class A Units”), of Oaktree Capital Group, LLC, a Delaware limited liability company (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on April 30, 2012, as amended by Amendment No. 1 filed with the SEC on February 14, 2013.  This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight Inc., DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).  As a result of certain revisions to investment management arrangements, Greenlight Capital, L.L.C. and DME Management GP, LLC are no longer deemed to beneficially own any securities.

DME GP is the general partner of DME Advisors and DME CM.

This Amendment is being filed to amend and restate Items 3, 4, 5 and 10 as follows:

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:
None of the Reporting Persons beneficially owns any shares of the Issuer’s Class A Units.

Item 4(b)	Percent of Class:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 14, 2014

GREENLIGHT CAPITAL, INC.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

/s/ DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on April 30, 2012 by the Reporting
Persons with respect to the Issuer, is hereby incorporated by reference.

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the
Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.